Exhibit 99.1

Kenon Holdings Ltd. Announces Favourable Arbitration Award and Other Updates Relating to
its Interest in Qoros Automotive Co., Ltd.

Singapore, February 13, 2024. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces a favorable arbitration award relating to the 12% equity interest in Qoros Automotive Co., Ltd. (“Qoros”) owned by Kenon’s wholly-owned subsidiary Quantum (2007) LLC (“Quantum”).

As previously disclosed, Quantum has entered into an agreement with an entity related to Shenzhen Baoneng Investment Group Co., Ltd. (“Baoneng Group”), which holds 63% of Qoros (the “Qoros Majority Shareholder”), to sell Quantum’s remaining 12% interest in Qoros to the Qoros Majority Shareholder (the “Sale Agreement”), and Baoneng Group has provided a guarantee of the Qoros Majority Shareholder’s obligations under the Sale Agreement. The Qoros Majority Shareholder had not made any of the required payments under the Sale Agreement, and Quantum initiated arbitral proceedings against the Qoros Majority Shareholder and Baoneng Group.

Kenon announces that the arbitral tribunal has issued a final award, not subject to any conditions, in favor of Quantum. The tribunal ruled that the Qoros Majority Shareholder and Baoneng Group are obligated to pay Quantum approximately RMB 1.8 billion (approximately $250 million), comprising the purchase price set forth in the Sale Agreement (as adjusted for inflation) of approximately RMB 1.7 billion (approximately $236 million), together with pre-award and post-award interest (which will accrue until payment of the award), legal fees and expenses.  Kenon intends to seek to enforce this award against the Qoros Majority Shareholder and Baoneng Group if they fail to perform their payment obligations under the award. Kenon has previously obtained a court order freezing certain assets of Baoneng Group in connection with this arbitration.

Any value that could be realized in respect of this award is subject to significant risks and uncertainties, including risks relating to enforcement and collection of the award and other risks and uncertainties.

Other Updates Relating to Qoros

Kenon is also providing updates on a separate proceeding relating to Qoros. As previously disclosed, Qoros has been in default under certain loan facilities for a number of years, including its RMB 1.2 billion loan facility.  The lenders under Qoros’ RMB 1.2 billion loan facility have obtained a court order in respect of a payment default by Qoros, subject to Baoneng Group’s appeal against such order. The court order (when effective) would, among other things, enable the lenders to take steps to enforce pledges over Qoros’ assets and other security for the loan including the shares in Qoros pledged by its shareholders to secure the loan, including Quantum’s pledge of its 12% interest in Qoros.

The Qoros Majority Shareholder has undertaken to take action to prevent enforcement of the pledge over Quantum’s shares in Qoros and to indemnify Quantum against losses in connection with any such enforcement, and Baoneng Group has provided a guarantee of this obligation. Kenon has filed a claim against Baoneng Group in the Shenzhen Intermediate People’s Court relating to the breaches of this guarantee by Baoneng Group. These court proceedings are ongoing.

For more information on the Sale Agreement and related arbitration and legal proceedings, see Kenon’s annual report on Form 20-F for the year ended December 31, 2022.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the agreements and proceedings relating to Quantum’s 12% interest in Qoros, the arbitration award in favor of Quantum and Quantum’s intention to enforce the award, the court order in respect of the payment default by Qoros and impact of such order and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in these forward-looking statements. Such risks include the risks related to the arbitration award in favor of Quantum, including the risk that Quantum may be unable to enforce the award or otherwise collect the amounts awarded or otherwise owing to it, risks relating to any action that may be taken seeking to challenge the award or enforcement of the award, risks relating to the process for enforcement of judgments in this proceeding/jurisdiction, risks relating to the financial condition of the parties subject to the award, risks related to realizing value in respect of any frozen assets pursuant to court orders, risks relating to Quantum’s agreement and exercise of a put right to sell its remaining interest in Qoros, risks relating to the ongoing litigation described above and risks relating to the order in respect of the payment default by Qoros and the pledge by Quantum of its 12% interest in Qoros including the risk of enforcement of the pledge and impact thereof, risks relating to the outcome of the legal proceedings described herein and other risks including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.